Exhibit 99.3

Filing Statement
Concerning Joint Fidelity Bond
Rule 17g-1(g)(1)(B)(iii) - Statement showing the amount of the single insured bond which Parnassus Funds and Parnassus Income Funds would have provided and maintained had they not been named as insureds under a joint insured bond:
Amount of Single Insured Bond for Joint Insureds
Period of Coverage: June 30, 2024 – June 30, 2025
Entity	Single Insured Bond Coverage
Parnassus Funds	$2,500,000
Parnassus Income Funds	$2,500,000
Aggregate Single Bond Coverage (as if not maintained under joint coverage)	$5,000,000
Total joint Investment Company Bond	$5,000,000